EXHIBIT 99.1

For Immediate Release	Date: June 29, 2017
17-30-TR

Teck Announces Purchase of Goldcorp’s 21% Interest in the
San Nicolás Copper-Zinc Project

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that its Mexican subsidiary has entered into a binding agreement with a subsidiary of Goldcorp Inc. to purchase its 21% minority interest in the San Nicolás Project located in Zacatecas, Mexico for cash consideration of US$50 million. On completion of the transaction Teck will own 100% of the San Nicolás Project. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2017.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected closing and timing of closing of the proposed transaction. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, whether or not the closing conditions are met within a timely manner or at all.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com